26th Floor, Gloucester Tower

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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Howie farn To Call Writer Directly +852 3761 3426 Howie.farn@kirkland.com

December 22, 2021

Dale Welcome Martin James Division of Corporation Finance Office of Manufacturing U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Canaan Inc.

Response to the Staff’s Comments on the Form 20-F for the Fiscal Year Ended December 31, 2020 (File No. 001-39127)

Dear Mr. Welcome and Mr. James:

On behalf of our client, Canaan Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2021 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2020, File No. 001-39127 (the “Form 20-F”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 20-F.

Concurrently with the submission of this letter, the Company is submitting its revised annual report on Form 20-F (the “Form 20-F/A”) with certain exhibits via EDGAR to the Commission for review.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Liyong Xing3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Houston    London    Los Angeles    Munich    New York     Paris    Salt Lake City    Shanghai    Washington, D.C.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

December 22, 2021

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 20-F unless otherwise specified.

Form 20-F for the Fiscal Year Ended December 31, 2020

Exhibits 12.1 and 12.2, page 108

1.

Consistent with your response to our comment eight in your letter dated October 22, 2021, please file the requested amendment to your Form 20-F. That filing should include currently dated certifications that comply fully with the instructions to Exhibit 12, including revised wording that references your internal control over financial reporting in the lead-in sentence of the fourth paragraph.

The Company acknowledges the Staff’s comment and has revised the certifications on Exhibits 12.1 and 12.2 of the Form 20-F/A.

If you have any questions regarding this letter and the Form 20-F/A, please contact me by phone at +852 3761 3426 or via e-mail at howie.farn@kirkland.com.

Very truly yours, /s/ Howie Farn
Howie Farn

Enclosure

cc:	Nangeng Zhang, Chairman and Chief Executive Officer, Canaan Inc.

James Jin Cheng, Chief Financial Officer, Canaan Inc.

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Howie Farn, Esq., Partner, Kirkland & Ellis International LLP